SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated August 7, 2025.

City of Buenos Aires, August 7, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Present

Ref.: Changes in the YPF S.A. Board of Directors - Appointment of the Audit Committee of YPF S.A.

Dear Sirs,

We are hereby writing to you in compliance with the CNV Rules, and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we hereby inform that the Board of Directors, at its meeting held on August 7, 2025, accepted the resignation of Mr. Omar Gutierrez as Regular Director for the Class D shares, for strictly personal reasons.

Additionally, in accordance with the replacement order approved by the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ Meeting held on April 26, 2024, Mr. Guillermo Gustavo Koenig, who had been appointed as an alternate director by the same meeting, assumed as Regular Director in replacement of Mr. Gutierrez.

In addition, the Board of Directors resolved to appoint Mr. Guillermo Gustavo Koenig as a new member of the Audit Committee, replacing Mr. Omar Gutiérrez. As a result, the Audit Committee is composed as follows:

Title	Name	Status

President – Financial Expert	Eduardo Alberto Ottino	Independent

Regular Members	César Rodolfo Biffi	Independent

	Guillermo Gustavo Koenig	Independent

Sincerely yours,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 7, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer